SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coinbase Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

19260Q107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 19260Q107	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS Andreessen Horowitz Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 19260Q107	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS AH Equity Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 19260Q107	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS AH Parallel Fund III, L.P. (“AH Parallel III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 19260Q107	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS AH Equity Partners III (Parallel), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 19260Q107	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS Andreessen Horowitz LSV Fund I, L.P. (“AH LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,263,232 shares, for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”), except that AH Equity Partners LSV I, L.L.C. ("AH EP LSV I"), the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH EP LSV I, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,263,232 shares, for itself and as nominee for AH LSV I-B and AH LSV I-Q, except that AH EP LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP LSV I, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,263,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 192,049,284 shares of the Issuer’s Class A Common Stock outstanding as of October 26, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. 19260Q107	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS AH Equity Partners LSV I, L.L.C. ("AH EP LSV I")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,263,232 shares, all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH EP LSV I, the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH EP LSV I, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,263,232 shares, all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH EP LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP LSV I, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,263,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 192,049,284 shares of the Issuer’s Class A Common Stock outstanding as of October 26, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. 19260Q107	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		3,338,153 shares, of which (a) 2,263,232 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (b) 1,072,353 are held of record by a family trust, and (c) 2,568 are held of record by AD Holdings, LLC. Andreessen is (i) a managing member of AH EP LSV I, the general partner of AH LSV I, (ii) a trustee of his family trust, and (iii) a manager of AD Holdings, LLC, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		3,338,153 shares, of which (a) 2,263,232 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (b) 1,072,353 are held of record by a family trust, and (c) 2,568 are held of record by AD Holdings, LLC. Andreessen is (i) a managing member of AH EP LSV I, the general partner of AH LSV I, (ii) a trustee of his family trust, and (iii) a manager of AD Holdings, LLC, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,338,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 192,049,284 shares of the Issuer’s Class A Common Stock outstanding as of October 26, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

.

CUSIP NO. 19260Q107	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,933,599 shares, of which (a) 2,263,232 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q and (b) 1,670,367 are held of record by a family trust. Horowitz is (i) a managing member of AH EP LSV I, the general partner of AH LSV I, and (ii) a trustee of his family trust, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,933,599 shares, of which (a) 2,263,232 are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q and (b) 1,670,367 are held of record by a family trust. Horowitz is (i) a managing member of AH EP LSV I, the general partner of AH LSV I, and (ii) a trustee of his family trust, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,933,599
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 192,049,284 shares of the Issuer’s Class A Common Stock outstanding as of October 26, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP NO. 19260Q107	13 G	Page 10 of 18

ITEM 1(A).	NAME OF ISSUER

Coinbase Global, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Not applicable.

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 1 to Schedule 13G is filed by Andreessen Horowitz Fund III, L.P., a Delaware limited partnership (“AH III”), AH Equity Partners III, L.L.C., a Delaware limited liability company (“AH Equity III”), AH Parallel Fund III, L.P., a Delaware limited partnership (“AH Parallel III”), AH Equity Partners III (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel III”), Andreessen Horowitz LSV Fund I, L.P., a Delaware limited partnership (“AH LSV I”), AH Equity Partners LSV I, L.L.C. (“AH EP LSV I”), a Delaware limited liability company, Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity III is the general partner of AH III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH III for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P., and Andreessen Horowitz Fund III-Q, L.P. and indirectly by a16z Seed-III, LLC. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH III for itself and as nominee.

AH Equity Parallel III is the general partner of AH Parallel III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel III for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P., and AH Parallel Fund III-Q, L.P. Andreessen and Horowitz are managing members of AH Equity Parallel III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel III for itself and as nominee.

AH EP LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P. Andreessen and Horowitz are managing members of AH EP LSV I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH EP LSV I for itself and as nominee.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz

2865 Sand Hill Road, Suite 101

Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.00001 par value per share.

CUSIP NO. 19260Q107	13 G	Page 11 of 18

ITEM 2(E)	CUSIP NUMBER

19260Q107

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the beneficial ownership of the Class A Common Stock of the Issuer by the Reporting Persons is provided as of January 2, 2024.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of AH III, AH Parallel III and AH LSV I and the limited liability company agreements of AH Equity III, AH Equity Parallel III and AH EP LSV I, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP NO. 19260Q107	13 G	Page 12 of 18

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 19260Q107	13 G	Page 13 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Andreessen Horowitz Fund III, L.P.
for itself and as nominee for
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

a16z Seed-III, LLC

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund III, L.P.
for itself and as nominee for
AH Parallel Fund III-A, L.P.
AH Parallel Fund III-B, L.P.
AH Parallel Fund III-Q, L.P.

By: AH Equity Partners III (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

CUSIP NO. 19260Q107	13 G	Page 14 of 18

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for
Andreessen Horowitz LSV Fund I-B, L.P.
Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway,
Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.

CUSIP NO. 19260Q107	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 19260Q107	13 G	Page 16 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Coinbase Global, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2024

CUSIP NO. 19260Q107	13 G	Page 17 of 18

Andreessen Horowitz Fund III, L.P.
for itself and as nominee for
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

a16z Seed-III, LLC

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund III, L.P.
for itself and as nominee for
AH Parallel Fund III-A, L.P.
AH Parallel Fund III-B, L.P.
AH Parallel Fund III-Q, L.P.

By: AH Equity Partners III (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners III (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

CUSIP NO. 19260Q107	13 G	Page 18 of 18

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for
Andreessen Horowitz LSV Fund I-B, L.P.
Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway,
Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.